U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                Commission File Number 000-22687

                                  (CHECK ONE):

      [X] Form 10-K and Form 10-KSB      [ ] Form 20-F      [ ] Form 11-K
      [ ] Form 10-Q and Form 10-QSB      [ ] Form N-SAR

For Period Ended: DECEMBER 31, 2000

[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

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           Nothing in this Form shall be construed to imply that the
           Commission has verified any information contained herein.
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         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



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PART I--REGISTRANT INFORMATION
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     JLM Industries, Inc.
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     Full Name of Registrant (Former Name if Applicable)

     8675 Hidden River Parkway
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     Address of Principal Executive Office (Street and Number)

     Tampa, Florida 33637
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     City, State and Zip Code


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PART II--RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b) The subject annual report, semi-annual report, transition report on
          Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE
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State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F,
10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant is in the process of refinancing its domestic and international credit facilities and is also involved in preparing for a hearing before a NASDAQ Listings Qualifications Panel held on for March 30, 2001. The requirements associated with these two matters placed a very high and unexpected demand on the registrant's limited accounting staff. As a result, the registrant is not, without unreasonable effort or expense, able to complete all of the accounting activities necessary to complete its Annual Report on Form 10-K. The registrant believes that it will be able to complete the work necessary to file its Annual Report on Form 10-K within the fifteen-day period allowed by Rule 12b-25.


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PART IV--OTHER INFORMATION
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      (1) Name and telephone number of person to contact in regard to this notification


     MICHAEL E. HAYES                       (813)                 632-3300
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             (Name)                      (Area Code)         (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                          [X] Yes     [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                          [ ] Yes     [X] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              JLM INDUSTRIES, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: APRIL 2, 2001                      By: /s/ MICHAEL E. HAYES
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                                         Name:   MICHAEL E. HAYES
                                              ---------------------------------
                                         Title:  VICE PRESIDENT, CHIEF FINANCIAL
                                                 OFFICER
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